Filed by Gaz de France
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended
Subject Company: Suez
Commission File No. 001-15232
Date: March 29, 2006
     On March 29, 2006, Gaz de France and Suez issued the following joint press release.
In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.
* * * *

PROGRESS OF THE MERGER PROJECT
Paris, March 29, 2006 — SUEZ and Gaz de France have adopted and are carrying out an action plan to implement their merger project. The plan is coordinated by a steering committee and organized into several task forces:

➢	The steering committee, co-chaired by Jean-François Cirelli and Gérard Mestrallet, has been taking place each week since the merger was announced. The Committee establishes broad guidelines for the merger and approves the work of the task forces.

➢	Task forces are divided into two broad areas: the first dealing with the actual merger process, and the second handling integration of the two groups. The task forces are organized by key focus areas, such as employee relations, operations, legal and financial issues. Their work is carried out in strict compliance with the rules and standards of fair competition, business ethics and confidentiality. Employees of both groups participate in the task forces.
In the meantime, the CEOs of the two groups continue their round of information meetings. They were received by the Prime Minister of Belgium and by the European Competition Commissioner, and were heard by the Commission for Economic Affairs of the French National Assembly.
In addition, discussions are being held with the trade unions under the auspices of the French Ministry of Economy and Finance, while information exchanges proceed with representatives of the two groups’ employee associations.
Highlighting the satisfactory progress of the merger’s project, Gérard Mestrallet and Jean-François Cirelli commented: “Since the announcement of our merger, work on our action plan has been steady and uninterrupted. The quality and ambitious nature of our industrial project, along with the obvious complementarities of our two groups, have been acknowledged. All preparations are on track with the announced schedule and will be completed by the Extraordinary General Meeting of Shareholders called in December 2006 to approve the two groups’ merger.”

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of 41.5 billion in 2005, 89% of which were generated in Europe and in North America.
GAZ DE FRANCE is a major energy player in Europe. The leading European natural gas supplier, the Group has more than 53,000 employees, recorded net sales of €22.4 billion in 2005, and serves 13.8 million customers, including 11 million in France. Listed on the Paris Stock Exchange since July 2005, the Group joined the CAC 40 share index and the Dow Jones Stoxx 600 in September 2005.

Press Contacts:		Analyst Contacts:

SUEZ		SUEZ
France:	+33(0)1 40 06 66 51	Investor Relations:	+33(0)1 40 06 64 89
Belgium:	+32 2 370 34 05

GAZ DE FRANCE		GAZ DE FRANCE
Press Department:	+33(0)1 47 54 24 35	Investor Relations:	+33(0)1 47 54 79 04
Important Information
 This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.
In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.
Forward-Looking Statements
 This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence and its update filed by Suez on April 14, 2005 (under no: D.05-0429) and September 7 (under no: D.05-0429-A01), respectively, the Note d’opération filed by Suez on September 7, 2005 under no 05-673, and the Note d’opération filed by Suez on November 24, 2005 under no 05-810, as well as under “Risk Factors” in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.
This release is also available on the Internet: http://www.suez.com — http://www.gazdefrance.com
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